Via Facsimile and U.S. Mail
Mail Stop 6010

December 5, 2008

Mr. Brian R. McLeod
Chief Financial Officer
The National Security Group, Inc.
661 East Davis Street
Elba, AL 36323

   Re: **National Security Group, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2007
     File No. 0-18649

Dear Mr. McLeod:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Carlton E. Tartar
       Branch Chief